[redacted]

09046273

RECEIVED

2009 MAY 21 P 12:13

2 May 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

United Overseas Land Ltd

Dear Sirs

SUPPL

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited first quarter financial statement of the Group for 2009.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4Corp Sec\letter\MEDIA\1st-quarter results (2).doc
UOL/3.2.3/(pc/nur/fn)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL Group Limited
Company Registration No. 196300438C

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		The Group		
		First Quarter Ended 31 March		
	Notes	2009	2008	+/(-)
		$'000	$'000	%
Revenue	A	196,699	161,718	22
Cost of sales		(100,636)	(78,496)	28
Gross profit		96,063	83,222	15
Other income				
- Finance income	B	1,620	3,316	(51)
- Miscellaneous income		1,294	1,664	(22)
Expenses				
- Marketing and distribution		(6,655)	(5,284)	26
- Administrative		(9,379)	(12,566)	(25)
- Finance	C	(20,353)	(4,723)	331
- Other operating		(16,059)	(15,427)	4
Share of profits of associated companies		24,258	9,962	144
Profit before other gains and income tax		70,789	60,164	18
Other gains - negative goodwill	D	277,706	-	n.m.
Profit before income tax	E	348,495	60,164	479
Income tax expense	F	(4,621)	(9,693)	(52)
Net profit		343,874	50,471	581
Attributable to:				
Equity holders of the Company		331,786	42,851	674
Minority interests		12,088	7,620	59
		343,874	50,471	581

1(a)(ii) Explanatory Notes to the Consolidated Income Statement

	The Group		
	First Quarter Ended 31 March		
	2009	2008	+/ (-)
	$'000	$'000	%
A Revenue			
Revenue from property development	87,999	43,775	101
Revenue from property investments	35,211	28,378	24
Gross revenue from hotel operations	69,588	83,710	(17)
Revenue from management services	3,901	5,855	(33)
	196,699	161,718	22
B Finance income			
Interest income	1,209	1,804	(33)
Currency exchange gains (net)	411	1,512	(73)
	1,620	3,316	(51)
C Finance expense			
Facility fee	14,090	-	n.m.
Interest expense	6,263	4,723	33
	20,353	4,723	331
D Other gains			
Negative goodwill on acquisition of an associated company	277,706	-	n.m.
	277,706	-	n.m.
E Profit before income tax			
Profit before income tax is stated after charging:			
Depreciation and amortisation	9,730	9,861	(1)
F Income tax expense			
Tax expense attributable to profit is made up of:			
Current income tax			
- Singapore	4,256	4,360	(2)
- Foreign	1,816	2,676	(32)
Deferred income tax	5,089	2,657	92
	11,161	9,693	15
Effect of change in tax rate on deferred taxation	(6,540)	-	n.m.
	4,621	9,693	(52)

1(a)(iii) Statement of Comprehensive Income

With effect from 1 January 2009, FRS 1 (Revised) *Presentation of Financial Statements* requires an entity to present all non-owner changes in equity in a Statement of Comprehensive Income. Non-owner changes will include income and expenses recognised directly in equity. This is a change of presentation and does not affect the recognition of measurement of the entity's transactions. Previously, such non-owner changes are included in Statement of Changes in Equity.

		The Group		
		First Quarter Ended 31 March		
	Notes	2009	2008	+ / (-)
		$'000	$'000	%
Net profit		343,874	50,471	581
Other comprehensive income / (expense):				
Fair value losses on available-for-sale financial assets	A	(85,201)	(28,979)	194
Fair value gains on cash-flow hedges		715	-	n.m.
Effect of change in tax rate on asset revaluation reserve		165	-	n.m.
Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company	B	174,578	-	n.m.
Exchange differences arising from consolidation of foreign operations		21,594	(6,794)	(418)
Share of comprehensive income of an associated company		369	-	n.m.
Other comprehensive income / (expense) for the period, net of tax		112,220	(35,773)	(414)
Total comprehensive income for the period		456,094	14,698	n.m.
Attributable to:				
Equity holders of the Company		439,471	8,621	n.m.
Minority interests		16,623	6,077	174
		456,094	14,698	n.m.

1(a)(iv) Explanatory Notes to the Consolidated Statement of Comprehensive Income

A Fair value losses on available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices as at balance sheet date. The decrease in value as at 31 March 2009 is due to the decline in the closing bid prices of the relevant quoted equity shares.

B Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company

The capital reserves relate to the increase in fair value of the identifiable net assets of United Industrial Corporation Limited ("UIC") over the period from the date of the first acquisition of its shares to the date it became an associated company of the Group (see Note C to the Balance Sheet).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	The Group 31.03.09 $'000	The Group 31.12.08 $'000	The Company 31.03.09 $'000	The Company 31.12.08 $'000
ASSETS					
Current assets					
Cash and bank balances		184,579	263,866	161	25,307
Trade and other receivables		85,820	92,330	17,315	40,037
Development properties		1,346,924	1,274,667	-	-
Inventories		3,325	3,466	-	-
Available-for-sale financial assets	A	253,551	372,392	253,094	371,932
Other current assets	B	20,792	6,370	397	287
Current income tax assets		791	2,471	-	-
		1,895,782	2,015,562	270,967	437,563
Non-current assets					
Trade and other receivables		149,223	148,289	632,853	604,936
Available-for-sale financial assets	A	122,960	323,189	26,449	26,449
Associated companies	C	1,323,006	332,181	161,589	112,584
Subsidiaries		-	-	1,298,728	1,298,728
Investment properties	D	2,205,145	2,202,260	293,135	293,135
Property, plant and equipment		1,056,094	1,029,276	955	1,037
Intangibles		38,191	38,398	-	-
Deferred income tax assets		4,524	4,439	204	325
		4,899,143	4,078,032	2,413,913	2,337,194
Total assets		6,794,925	6,093,594	2,684,880	2,774,757
LIABILITIES					
Current liabilities					
Trade and other payables		141,541	142,692	166,217	190,201
Current income tax liabilities		47,401	44,860	6,621	6,389
Bank overdrafts		81	137	-	-
Bank loans		414,332	518,166	160,000	160,000
		603,355	705,855	332,838	356,590
Non-current liabilities					
Bank loans	E	1,398,298	1,037,319	-	-
3.34% unsecured fixed rate note due 2012		149,656	149,629	149,656	149,629
Unsecured floating rate note due 2012		99,770	99,752	99,770	99,752
Derivative financial instrument		1,233	2,121	1,202	1,805
Loans from minority shareholders of subsidiaries		77,909	75,984	-	-
Rental deposits		20,711	21,352	4,286	3,205
Retention monies		11,648	9,770	-	-
Provision for retirement benefits		2,178	2,112	-	-
Deferred income tax liabilities		158,434	174,468	40,436	55,402
		1,919,837	1,572,507	295,350	309,793
Total liabilities		2,523,192	2,278,362	628,188	666,383
NET ASSETS		4,271,733	3,815,232	2,056,692	2,108,374
EQUITY					
Capital & reserves attributable to the equity holders of the Company					
Share capital		1,075,315	1,075,315	1,075,315	1,075,315
Reserves		467,478	359,386	145,249	199,911
Retained earnings		2,291,789	1,960,003	836,128	833,148
		3,834,582	3,394,704	2,056,692	2,108,374
Minority interests		437,151	420,528	-	-
TOTAL EQUITY		4,271,733	3,815,232	2,056,692	2,108,374

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (cont'd)

Explanatory Notes to the Balance Sheet

A Available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices as at balance sheet date. The decrease in the balance as at 31 March 2009 is due to:
- the transfer of the shares in UIC to 'Associated companies' upon the Group's interest in UIC exceeding 20% of its issued share capital; and
- the decline in the closing bid prices of the relevant quoted equity shares.

B Other current assets

Included in other current assets are cash deposits totalling $10.8 million which were placed by a subsidiary company with a financial institution to secure stand-by letter of credit and performance guarantees facilities.

C Associated companies

The increase in associated companies is due to transfer of shares in UIC from 'Available-for-sale financial assets' upon the Group's interest in UIC exceeding 20% of its issued share capital and from the recognition of negative goodwill on acquisition of UIC. The Group's interest in UIC increased from 14.3% as at 31 December 2008 to 31.6% as at 31 March 2009.

D Investment properties

Investment properties are stated at valuation as determined by a firm of independent professional valuers at 31 December 2008. It is the practice of the Group to revalue its investment properties half yearly.

E Bank loans

The increase in borrowings was principally to finance the acquisition shares in UIC (see Note C above).

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 31.3.09		As At 31.12.08	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	4,615	409,831	4,556	513,807
Amount repayable after one year	1,410,394	327,909	1,040,317	325,984

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties, and/or assignment of all rights and benefits with respect to the properties, charges on certain investments in quoted shares and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the first quarter ended 31 March

	Notes	The Group 1st Qtr 2009 $'000	1st Qtr 2008 $'000
Cash flows from operating activities			
Net profit		343,874	50,471
Adjustments for:			
Income tax expense		4,621	9,693
Non-cash items		(12,185)	(2,086)
Interest income		(1,209)	(1,804)
Interest expense		20,353	4,723
Negative goodwill on acquisition of an associated company		(277,706)	-
Operating cash flow before working capital changes		77,748	60,997
Change in operating assets and liabilities			
Receivables		(7,505)	(62,319)
Development properties	i	(72,170)	9,917
Inventories		140	221
Rental deposits		(242)	1,885
Payables		(2,679)	(29,299)
		(82,456)	(79,595)
Income tax paid		(2,615)	(951)
Retirement benefits paid		(12)	-
Net cash used in operating activities		(7,335)	(19,549)
Cash flows from investing activities			
Purchase of available-for-sale financial assets	ii	(21,084)	(5,927)
Payment for interest in an associated company	ii	(272,892)	-
Loans to associated companies		(750)	(4,535)
Net proceeds from disposal of property, plant and equipment		31	27
Purchase of property, plant and equipment and investment properties		(10,991)	(212,624)
Retention monies withheld / (released)		2,165	(332)
Interest received		1,243	2,053
Net cash used in investing activities		(302,278)	(221,338)
Cash flows from financing activities			
Proceeds from issue of shares		-	11
Loans from minority shareholders of subsidiaries		1,920	480
Net borrowings	iii	254,724	24,195
Interest paid	iv	(26,262)	(6,758)
Net cash provided by financing activities		230,382	17,928
Net decrease in cash and cash equivalents		(79,231)	(222,959)
Cash and cash equivalents at 1 January		263,729	404,773
Cash and cash equivalents at 31 March	v	184,498	181,814

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Explanatory Notes to the Consolidated Cash Flow Statement

i. Development properties

The expenditure for the first quarter of 2009 relates to progressive payments for the construction costs of various residential projects.

ii. Purchase of available-for-sale financial assets / payment for interest in an associated company

These relate to the acquisition of additional shares in UIC. The Group's interest in UIC increased from 14.3% as at 31 December 2008 to 31.6% as at 31 March 2009.

iii. Net borrowings

The increase in borrowings was principally to finance the acquisition of shares in UIC.

iv. Interest paid

The increase is due mainly to the financing costs and interest on additional borrowings which were incurred for the acquisition of shares in UIC.

v. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	31.03.09	31.03.08
	$'000	$'000
Fixed deposits with financial institutions	130,442	137,028
Cash at bank and on hand	54,137	46,631
Cash and bank balances per balance sheet	184,579	183,659
Bank overdrafts	(81)	(1,845)
Cash and cash equivalents per consolidated cash flow statement	184,498	181,814

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Changes in Equity for the first quarter ended 31 March

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
2009					
Balance at 1 January 2009	1,075,315	359,386	1,960,003	420,528	3,815,232
Total comprehensive income for the period	-	107,685	331,786	16,623	456,094
Employee share option scheme - value of employee services	-	407	-	-	407
Balance at 31 March 2009	1,075,315	467,478	2,291,789	437,151	4,271,733
2008					
Balance at 1 January 2008	1,075,266	939,699	1,932,165	421,996	4,369,126
Total comprehensive income / (expense) for the period	-	(34,230)	42,851	6,077	14,698
Employee share option scheme					
- value of employee services	-	(96)	-	-	(96)
- proceeds from shares issued	11	-	-	-	11
Balance at 31 March 2008	1,075,277	905,373	1,975,016	428,073	4,383,739
The Company					
2009					
Balance at 1 January 2009	1,075,315	199,911	833,148	-	2,108,374
Total comprehensive income / (expense) for the period	-	(55,069)	2,980	-	(52,089)
Employee share option scheme - value of employee services	-	407	-	-	407
Balance at 31 March 2009	1,075,315	145,249	836,128	-	2,056,692
2008					
Balance at 1 January 2008	1,075,266	411,251	619,302	-	2,105,819
Total comprehensive income / (expense) for the period	-	(16,504)	290	-	(16,214)
Employee share option scheme					
- value of employee services	-	(96)	-	-	(96)
- proceeds from shares issued	11	-	-	-	11
Balance at 31 March 2008	1,075,277	394,651	619,592	-	2,089,520

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 31 March 2009, there were no changes in the issued share capital of the Company. The share capital of the Company as at 31 March 2009 comprised 796,072,154 ordinary shares (31.12.08: 796,072,154 ordinary shares).

On 6 March 2009, 1,446,000 options were granted pursuant to the UOL Group Executives' Share Option Scheme ("the 2000 Scheme") to executives of the Company and its subsidiaries to subscribe for ordinary shares in the Company at the offer price of $1.65. The option period begins on 6 March 2010 and expires 5 March 2019. 1,430,000 of the options granted were accepted by the executives at the close of offer on 3 April 2009.

As at 31 March 2009, there were unexercised options for 4,915,000 (31.3.08: 2,259,000) of unissued ordinary shares under the 2000 Scheme.

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	The Company	
	31.03.09	31.12.08
Total number of issued shares, excluding treasury shares	796,072,154	796,072,154

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on

Not applicable.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as stated in Note 5, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the financial year ended 31 December 2008.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

The Group adopted the new/revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") that are applicable for the financial period beginning 1 January 2009. The following are the new or amended FRS that are relevant to the Group:

FRS 1 (Revised)	Presentation of Financial Statements
FRS 23 (Revised)	Borrowing costs
FRS 40 (Revised)	Investment property
FRS 108	Operating Segments

The adoption of the above FRS does not result in any substantial change to the Group's accounting policies nor any significant impact on the financial statements.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	The Group	
	1st Quarter 2009	1st Quarter 2008
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 41.68	cents 5.38
(ii) On a fully diluted basis	cents 41.68	cents 5.38

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	31.03.09	31.12.08	31.03.09	31.12.08
Net asset value per ordinary share	$4.82	$4.26	$2.58	$2.65
Net tangible asset backing per ordinary share	$4.77	$4.22	$2.58	$2.65

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Revenue

Group revenue in the first quarter of 2009 increased by S$35.0 million or 22% to S$196.7 million from S$161.7 million in the corresponding period of 2008. The increase in revenue came largely from property development with the progressive recognition of revenue from the sale of the Group's development properties. Revenue from property investments also improved due to higher average rental rates for the Group's investment properties and contribution from the Pan Pacific Serviced Suites which opened in April 2008. Revenue from hotel operations had declined due to lower occupancy and average room rates across most of the Group's hotels.

Expenses

Cost of sales has increased as a larger proportion of sales was from property development which has a higher cost margin. Marketing and distribution expenses has increased mainly due to expenses incurred for the launch of Double Bay Residences. Administrative expenses has decreased, predominantly due to the write-back of provision for bonus and the receipt of job credits. Finance expense has increased due to the facility fee of $14 million and interest on additional borrowings incurred for the acquisition of shares in United Industrial Corporation Limited ("UIC").

Associated companies

The share of profits of associated companies was higher due to the inclusion of share of profits from UIC and the progressive recognition of profit from the sale of units in Nassim Park Residences, One Amber and one-north residences.

Profit & Loss

S$'000	1Q 2009	1Q 2008	+ / (-) %
Profit before other gains and income tax	70,789	60,164	18
Other gains - negative goodwill	277,706	-	n.m.
Profit before income tax	348,495	60,164	479
Income tax expense	(4,621)	(9,693)	(52)
Net profit	343,874	50,471	581
Profit attributable to equity holders of the Company	331,786	42,851	674

The increase in the Group's pre-tax profit before other gains was due mainly to higher income from property development, property investments and associated companies. The recognition in the income statement of negative goodwill arising from the acquisition of shares in UIC gave rise to other gains of S$277.7 million in the first quarter ended 31 March 2009. With the inclusion of negative goodwill from the acquisition of the shares in UIC, the Group's pre-tax profit for the first quarter ended 31 March 2009 increased by 479% to S$348.5 million. Income tax expense in the first quarter of 2009 was lower as a result of the S$6.5 million write-back of deferred income tax following the reduction in Singapore corporate tax rate from 18% to 17%. As a consequence, the Group's attributable profit in the first quarter of 2009 increased to S$331.8 million.

Net tangible asset and gearing

	31.03.09	31.12.08	+ / (-) %
Net tangible asset backing per ordinary share	$4.77	$4.22	13
Gearing ratio	46%	42%	8

The Group shareholders' funds increased from S$3.39 billion as at 31 December 2008 to S$3.83 billion as at 31 March 2009. The increase was due mainly to the accounting for negative goodwill recognised on acquisition of shares in UIC. Consequently the net tangible asset per ordinary share of the Group increased to S$4.77 as at 31 March 2009. The Group's gearing ratio increased to 46% as at 31 March 2009 due to increase in borrowings for the acquisition of shares in UIC.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Taking into account the contraction in the first quarter of 2009 and the weak global outlook, the government expects the Singapore economy to contract by 6.0 to 9.0 percent in 2009. Against a back drop of economic slow down and increase in new supply, occupancy and rental rates of office and retail space in Singapore will face further downward pressure. Although sales of lower end residential units in first quarter 2009 were encouraging, buying sentiment remains cautious. The outbreak of H1N1 flu virus will have a negative impact on the occupancy and room rates of the Group's hotels.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the first quarter ended 31 March 2009.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the first quarter ended 31 March 2009 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
12 May 2009